Exhibit 99.1

Claude Completes Private Placement Pursuant to Credit Agreement Waiver

Trading Symbols: TSX: CRJ, OTCQB: CLGRF

SASKATOON, March 28, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") has announced that it has completed a private placement (the "Private Placement") of common shares in the capital of Claude ("Common Shares").

The Private Placement consisted of the issuance of 4,545,454 Common Shares at a price of CDN $0.22 per Common Share, being the market price of the Common Shares within the meaning of the Toronto Stock Exchange Company Manual, to Crown Capital Partners Inc. ("CCP").

The Common Shares have been issued to CCP as payment for a waiver being granted by CCP in connection with a Credit Agreement dated as of April 5, 2013 as a result of a covenant breach at December 31, 2013, as well as the modification of certain covenants.  Concurrently with satisfaction of this one-time payment, the 5.75 million common share purchase warrants pursuant to the original agreement were cancelled in conjunction with the waiver.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Rick Johnson, Vice President of Finance & CFO
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 19:34e 28-MAR-14